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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)




           Dynacore Holdings Corporation (f/k/a Datapoint Corporation)
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                                (Name of Issuer)


                         $1 Exchangeable Preferred Stock
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                         (Title of Class of Securities)


                                    26779T100
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                                 (CUSIP Number)



 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102, (941) 262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 15, 2000
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                  (Date of Event which Requires Filing of this
                                   Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
              13d-7 for other parties to whom copies are to be sent
                         (Continued on following pages)
                               (Page 1 of 5 pages)
----------------

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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SCHEDULE 13D

--------------------------------                     ---------------------------
CUSIP NO.           26779T100                                  PAGE 2 OF 5 PAGES
--------------------------------                     ---------------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, III                                            ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [_]

                                                                      (b)    [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*


     00**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR  2(e)                                                 [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
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                       7       SOLE VOTING POWER
      NUMBER OF
       SHARES                  58,138***
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING                51,900***
       PERSON          ---------------------------------------------------------
        WITH           9       SOLE DISPOSITIVE POWER

                               58,138***
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               51,900***
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,038
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2%
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14   TYPE OF REPORTING PERSON

     IN-IA-00**
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


**    See response to Item 3 herein.
***   See response to Item 5(b), herein.



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               AMENDMENT NO. 5 TO ORIGINAL REPORT ON SCHEDULE 13D

              This Amendment No. 5 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the $1 Exchangeable Preferred Stock (the "Shares") of Dynacore Holdings Corporation, a Delaware corporation ("the Company"). The purpose of this Amendment is to report that since Miller's previous Schedule 13D filing, Miller has purchased additional Shares.


Item 3. Source and Amount of Funds or Other Considerations.

       Item 3 is hereby amended and restated as follows:

       All of the Shares owned by Miller directly were purchased with money generated by personal funds of Miller. The dollar amount of such purchases is $161,689.00.

       Miller is the advisor to Trust A-1 and Trust A-4 (the "Trusts"). The Trusts were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts, two of which were Trust A-1 and Trust A-4. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trust. Currently 48,400 shares are held in Trust A-4 and 3,500 shares are held in Trust A-1. Miller has shared voting power and shared dispositive power for all such Shares held in the Trusts.

All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The dollar amount of such purchases is $5,480.00 for A-1 and $52,946.50 for Trust A-4.


Item 4. Purpose of the Transaction.

       Item 4 is hereby amended and restated as follows:

       Miller acquired the Shares for investment purposes. Miller supports the Company's proposed reorganization plan under Chapter 11 of the United States Bankruptcy Code. In connection with such support, Miller agreed to be listed as a member of a so called "ad hoc committee" of the Company's preferred stockholders.

       From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he owns. Of such Shares, 58,138 Shares are owned of record by Miller directly; 48,400 Shares are owned by Trust A-4; 3,500 Shares are owned of record by Trust A-1.

       Other than the above, Miller has no specific plan or proposal which relates to, or could result in, any of the matters referred to in Paragraphs (a) through (j), inclusive of Item 4 of the Schedule 13D.



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Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated as follows:

       (a) Miller is deemed to beneficially own 110,038 (17.2% of the outstanding Shares, based on 641,446 Shares outstanding) As of the date hereof, 48,400 of such beneficially owned Shares are owned of record by Trust A-4, 3,500 of such beneficially owned Shares are owned of record by Trust A-1 and 58,138 of such beneficially owned Shares are owned of record by Miller directly.

       (b) Miller shares voting and dispositive power for all Shares held of record in the following trusts: Trust A-1 and Trust A-4. Miller has sole voting and dispositive power for all Shares held of record by Miller directly.

       (c) The following tables detail the purchases by Miller on his own behalf and Trust A-4 effected by Miller since Miller's last amended Schedule 13D filing. All of the transactions were open market transactions.

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                                               LLOYD I MILLER, III
                                               -------------------
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        DATE OF TRANSACTION                NUMBER OF SHARES PURCHASED                    PRICE PER SHARE
        -------------------                --------------------------                    ---------------
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
         November 15, 2000                                    6,500                                 $1.50
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



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                                                     TRUST A-4
                                                     ---------
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          DATE OF TRANSACTION                NUMBER OF SHARES PURCHASED                  PRICE PER SHARE
          -------------------                --------------------------                  ---------------
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
           November 20, 2000                                  4,500                                  $1.50
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


       (d) Entities other than Miller have the right to receive dividends from and proceeds of the sales of Shares. Trust A-4 has the right to receive dividends from and proceeds of the sale of 48,400 Shares. Trust A-1 has the right to receive dividends from and proceeds of the sale of 3,500 Shares.

       (e)    Not applicable







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       After reasonable inquiry and to the best of my knowledge and belief I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   November 27, 2000


                                               By:  /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                       Lloyd I. Miller, III








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